EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change July 23, 2013
Item 3	News Release The news release dated July 23, 2013 was disseminated through Marketwire and filed on SEDAR on July 23, 2013.
Item 4
Summary of Material Change

Pretivm announced the discovery of the Cleopatra Vein within the Valley of the Kings and additional underground drill results from the Valley of the Kings Bulk Sample Program currently underway.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the discovery of the Cleopatra Vein within the Valley of the Kings and additional underground drill results from the Valley of the Kings Bulk Sample Program (the “Program”) currently underway. (See Table 1 below for assays.)

Selected drill highlights include:

●	Hole VU-009 intersected 2,567 grams of gold per tonne uncut over 5.8 meters, including 9,200 grams of gold per tonne uncut over 0.5 meters, 7,180 grams of gold per tonne uncut over 0.5 meters, 10,500 grams of gold per tonne uncut over 0.5 meters and 1,765 grams of gold per tonne uncut over 0.5 meters;
●	Hole VU-013 intersected 2,560 grams of gold per tonne uncut over 0.54 meters;
●	Hole VU-023 intersected 1,405 grams of gold per tonne uncut over 0.5 meters;
●	Hole VU-025 intersected 2,600 grams of gold per tonne uncut over 0.5 meters;
●	Hole VU-032 intersected 4,030 grams of gold per tonne uncut over 0.5 meters; and
●	Hole VU-053 intersected 27,000 grams of gold per tonne uncut over 0.5 meters.

Holes VU-009, VU-013, VU-023 and VU-025 noted above were drilled on section 426615E as part of the Program, along strike of the newly discovered Cleopatra Vein. Holes VU-032 and VU-053 noted above were drilled to test the newly discovered Cleopatra Vein along strike above the 1345-meter elevation.

Cleopatra Vein

The Cleopatra Vein was first discovered while excavating the 6258015N east drill drift in an area of projected extreme grade mineralization by the November 2012 Valley of the Kings Mineral Resource estimate.  Cleopatra intersects the 6258015N drill drift at the 426630E cross-section and trends to the south-west where it intersects the 426615E cross-cut and then trends south along section 426615E.

Following the discovery of the Cleopatra Vein, 22 drill holes in five vertical fans were drilled to test Cleopatra’s vertical and horizontal continuity and extent.  The high-grade gold intersections in the drill holes highlighted above are all understood to be intersections of the Cleopatra Vein. (See Table 1 below for assays of drill holes targeting the Cleopatra Vein.)

The Cleopatra Vein has now been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions.  Additional underground drilling and excavating is underway to test the extent of the Cleopatra Vein.

The Cleopatra Vein is currently considered to be the deformed manifestation of a fluid conduit that was developed in an extensional fault structure active at the time of volcano-sedimentary basin formation and porphyry system development. The generally east-west trending mineralization seen in the Valley of the Kings is considered to have been fed by fluids passing through these conduits.

For a level plan and cross-sections of the Cleopatra Vein, please see attached in Schedule “A”.

Bulk Sample Program

Drill fans on sections 426615E and 426585E have been completed and assays have been received.  The drill fan on section 426585E and the other drill fans planned or underway to the west of the 426600E cross-cut are targeting the lower grade populations in the bulk sample location.  The drill fan on section 426615E and the other drill fans to the east of the 426600E cross-cut are targeting the higher grade and extreme grade populations in the bulk sample location.

Excavation of the 426585E cross-cut has been completed and the excavation of the 426615E cross-cut is nearing completion.  Bulk sample material excavated to date, approximately 5,550 tonnes, has been processed through the sample tower and is being transported offsite.  Excavation of the 426645E cross-cut is expected to commence shortly.  Planning is underway with Strathcona Mineral Services Ltd. (“Strathcona”), the independent Qualified Person for the Program, to increase the portion of the bulk sample tonnage testing the higher grade blocks in the Indicated Mineral Resource estimate to the east of the 426600E cross-cut and decrease the portion of the bulk sample tonnage to the west of the 426600E cross-cut.

The 1345-meter level, centered at the 426600E cross-section of the Valley of the Kings, was selected as the bulk sample location based on Strathcona’s requirements that the bulk sample be excavated from an area representative of the (a) drillhole density that informs the Indicated Mineral Resource, (b) average grade of the Indicated Mineral Resource and the global resource for the Valley of the Kings, (c) proportion of low-grade, high-grade and extreme grade populations in the overall Indicated Mineral Resource and (d) style of stockwork gold mineralization characteristic of the Valley of the Kings.

Underground drilling for the Program is on schedule, with a total of 135 drill holes now completed or in progress comprising approximately 10,675 meters.  Approximately 15,000 meters of underground drilling in 190 holes will be completed as part of the Valley of the Kings Program.

For a current plan of the development advance of the Program at the Valley of the Kings and cross-sections of the 426585E, 426600E and 426615E drill fans, please see attached in Schedule “A”.

Additional Drilling

With the discovery of the Cleopatra Vein, further underground drilling will be carried out targeting similar feeder structures. In addition, planning is underway for a surface drill program, following completion of the Bulk Sample Program, to expand the Valley of the Kings resources and test the Cleopatra Vein to surface and for similar feeder structures.

Program Reporting

Assay results for completed fans from the underground drilling will be reported as they are received.  Strathcona's report on the Program is expected later in the year after compilation of all data. The amount of gold and silver produced by the mill will be reported following the completion of the milling of the bulk sample.

Table 1: Valley of the Kings Drill Results, July 2013 (VU-001 to VU-058)(1,2,3)
Hole No.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
Cleopatra Vein Drill Fan Section 426645E (300 Azimuth)
VU-032	20.0/300		13.50	15.50	2.00	110.56	341.05	1 Au sample cut
		or	14.00	16.00	2.00	1,011	341.05	Uncut
		incl	14.50	15.00	0.50	4,030	1,345	Uncut
VU-033	50.0/300		8.50	9.50	1.00	203.50	100.75
			19.00	19.50	0.50	8.15	9.80
VU-034	-25.0/300		23.50	24.50	1.00	113.48	59.20
VU-037	-52.0/300		23.00	23.40	0.40	7.59	65.20
Cleopatra Vein Drill Fan Section 426645E (220 Azimuth)
VU-039	9.0/220		38.25	39.50	1.25	103.74	97.28
			39.00	39.50	0.50	251.00	203.00
VU-040	26.0/220		36.05	38.90	2.85	21.56	35.37
		incl	36.05	36.71	0.66	38.40	77.40
		incl	37.50	37.90	0.40	31.20	38.40
		incl	37.90	38.90	1.00	22.40	22.20
			53.00	54.40	1.40	70.20	170.60
		incl	53.70	54.40	0.70	134.50	301.00
			63.10	63.55	0.45	20.80	15.80

VU-043	-10.0/220		34.60	36.30	1.70	32.21	54.72
		incl	34.60	35.05	0.45	76.00	96.50
		incl	35.80	36.30	0.50	39.80	53.60
			52.60	53.20	0.60	26.50	35.50
VU-044	-29.0/220		35.95	36.47	0.52	214.00	98.20
			47.50	53.50	6.00	53.67	43.98
		incl	47.50	48.00	0.50	109.50	89.00
		incl	52.50	53.00	0.50	118.50	66.70
		incl	53.00	53.50	0.50	405.00	257.00
Cleopatra Vein Drill Fan Section 426645E (240 Azimuth)
VU-048	32.0/240		23.20	28.50	5.30	10.59	12.58
		incl	23.20	23.85	0.65	40.20	38.90
		incl	26.00	26.70	0.70	27.90	21.30
VU-053	51.5/240		30.58	32.50	1.92	116.26	3,186	1 Au sample cut
		or	30.58	32.50	1.92	7,036	3,186	Uncut
		incl	30.58	31.08	0.50	27,000	12,000	Uncut
VU-056	-32.0/240		6.90	7.40	0.50	157.00	311.00
			25.90	26.90	1.00	5.95	277.00
VU-058	-51.5/240		4.80	5.30	0.50	526.00	253.00	Uncut
Cleopatra Vein Drill Fan Section 426660E (280 Azimuth)
VU-036	28.0/280		15.60	19.29	3.69	35.34	36.12
		incl	15.60	16.10	0.50	192.50	157.00
		incl	18.72	19.29	0.57	58.80	92.00
VU-038	47.0/280		10.00	14.69	4.69	38.79	25.76
		incl	10.00	10.50	0.50	26.00	21.40
		incl	13.50	14.19	0.69	32.10	16.60
		incl	14.19	14.69	0.50	280.00	181.00
			32.15	32.85	0.70	181.50	95.80
VU-041	-28.0/280		23.50	24.00	0.50	13.50	11.20
VU-042	-47.0/280		29.97	30.53	0.56	379.00	258.00	Uncut
Cleopatra Vein Drill Fan Section 426660E (300 Azimuth)
VU-045	0.0/300		9.69	10.25	0.56	541.00	299.00	Uncut
VU-050	45.0/300		6.81	7.31	0.50	29.60	13.00
			34.5	35	0.50	8.61	5.20
			36.6	38.1	1.50	6.12	5.03
VU-052	-26.5/300		3.37	3.87	0.50	15.60	13.50
VU-055	-45.0/300		3.50	6.50	3.00	11.77	8.12
			6.00	6.50	0.50	42.60	27.40
			17.47	17.97	0.50	65.30	240.00
			56.00	57.00	1.00	11.01	194.00
			62.00	63.50	1.50	13.71	68.03
			71.00	73.93	2.93	5.71	161.69
Bulk Sample Drill Fan Section 426600E (4)
VU-001	-0.3/180		32.00	44.00	12.00	21.57	17.50
		incl	42.75	43.25	0.50	388.00	279.00
		incl	43.50	44.00	0.50	99.70	50.00
			64.00	66.00	2.00	8.38	58.92
		incl	65.60	66.00	0.40	31.10	22.10

VU-002	-10.6/180		27.00	44.50	17.50	17.25	25.07	1 Au sample cut
		or	27.00	44.50	17.50	33.20	25.07	Uncut
		incl	27.55	28.05	0.50	988.00	493.00	Uncut
		incl	41.15	41.65	0.50	117.50	66.10	Uncut
VU-003	-22.7/180		30.00	40.00	10.00	3.85	8.75
		incl	30.00	30.50	0.50	42.30	65.50
VU-004	13.9/180		29.50	38.50	9.00	1.44	6.27
VU-005	25.7/180		29.00	42.00	13.00	1.65	6.76
VU-006	35.0/180		37.00	44.00	7.00	3.24	5.02
		incl	40.00	41.57	1.57	10.64	9.32
VU-007	-32.2/179.5		30.00	45.50	15.50	10.07	18.22
		incl	35.89	36.39	0.50	271	257.00
			51.00	59.00	8.00	10.85	14.44
		incl	53.95	54.45	0.50	140.00	57.60
Bulk Sample Drill Fan Section 426615E (180 Azimuth)
VU-008	1.0/180		26.00	26.50	0.50	11.90	13.40
			33.50	35.50	2.00	3.17	7.45
			71.50	73.50	2.00	3.67	99.38
			102.50	103.50	1.00	10.43	7.25
VU-009	-12.0/180		32.50	38.30	5.80	201.05	1,447	5 Au samples cut
		or	32.50	38.30	5.80	2,567	1,447	Uncut
		incl	34.30	34.80	0.50	955	529	Uncut
			36.30	36.80	0.50	9,200	4,180	Uncut
			36.80	37.30	0.50	7,180	4,330	Uncut
			37.30	37.80	0.50	10,500	6,330	Uncut
			37.80	38.30	0.50	1,765	1,240	Uncut
			66.50	70.25	3.75	12.81	14.47
		incl	68.00	70.00	2.00	19.19	14.33
VU-010	-24.0/180		34.50	36.50	2.00	11.52	20.63
		incl	34.50	35.00	0.50	39.60	32.80
			69.50	70.00	0.50	9.16	13.30
VU-011	14.0/180		21.00	23.00	2.00	5.36	10.78
			28.00	28.50	0.50	42.40	48.80
VU-012	26.0/180		14.97	24.00	9.03	6.45	12.30
		incl	14.97	15.5	0.53	66.40	65.40
			30.00	30.50	0.50	8.48	8.90
			44.97	45.50	0.53	78.00	128.00
VU-013	35.5/180		24.00	24.50	0.50	253.00	212.00
			35.00	35.50	0.50	65.10	53.60
			64.01	64.55	0.54	2,560	1,050	Uncut
VU-018	43.5/180		37.50	38.08	0.58	97.50	40.40
			67.50	69.00	1.50	10.65	19.83
			116.82	117.33	0.51	77.90	93.60
VU-020	51.0/180		44.00	44.50	0.50	15.85	775.00
			111.00	111.50	0.50	17.65	99.00

VU-023	-34.5/180		15.50	16.50	1.00	9.57	5.05
			37.00	38.00	1.00	227.85	366.40	1 Au sample cut
		or	37.00	38.00	1.00	715.35	366.40	Uncut
		incl	37.00	37.50	0.50	1,405	708.00	Uncut
VU-025	-42.5/180		18.00	18.50	0.50	84.60	26.60
			41.00	44.50	3.50	70.72	189.59	1 Au sample cut
		or	41.00	44.50	3.50	380.72	189.59	Uncut
		incl	42.00	42.50	0.50	2,600	1,180	Uncut
		incl	44.00	44.50	0.50	34.90	18.70
			76.50	77.00	0.50	23.30	15.40
VU-028	-50/180		31.50	32.00	0.50	25.40	4.30
			40.00	40.50	0.50	13.20	12.50
			49.50	50.50	1.00	9.59	9.75
			72.00	72.50	0.50	46.90	35.30
			80.00	80.50	0.50	90.40	96.70
VU-030	-60/180		34.50	35.00	0.50	77.70	27.80
			79.50	80.15	0.65	20.40	28.50
Bulk Sample Drill Fan Section 426585E (180 Azimuth)
VU-014	1.0/180		41.93	42.43	0.50	13.50	10.20
			49.07	52	2.93	7.97	6.94
		incl	49.07	49.57	0.50	33.90	22.20
VU-015	-12.0/180		19.50	21.50	2.00	2.29	6.03
VU-016	-24.0/180		25.00	25.50	0.50	13.65	17.90
VU-017	14.0/180		16.00	16.50	0.50	5.56	542.00
			20.50	26.00	5.50	3.22	9.25
			32.67	33.17	0.50	64.60	31.40
VU-019	26.0/180		24.00	32.00	8.00	3.09	9.30
VU-021	35.5/180		39.5	40.5	1.00	5.23	7.15
VU-022	43.5/180		30.00	30.50	0.50	94.20	60.80
			53.00	55.00	2.00	3.54	8.53
VU-024	51.0/180		32.00	33.50	1.50	3.42	5.60
			38.50	39.50	1.00	4.80	12.00
VU-026	-34.0/180		42.50	45.00	2.50	5.29	8.48
VU-027	-42.5/180		51.50	54.00	2.50	10.84	17.00
			51.50	52.00	0.50	43.50	52.40
VU-029	-50.0/180		54.00	54.50	0.50	6.58	5.70
			76.67	77.17	0.50	58.80	29.80
VU-031	-60.0/180		46.53	47.03	0.50	658.00	450.00	Uncut
			117.5	118	0.50	8.48	11.00
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 430 g/t were cut to 430 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

(4)	Previously reported.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 23rd day of July, 2013

Schedule “A”

1345 level plan

PRETIVM

Fragmental
Volcanic Rocks
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N
6258015N
426600E
555E
585E
615E
645E
N
Polylithic
Conglomerate
Silicified
Conglomerate
Volcanic
Sediment
Cleopatra Vein
(dotted where projected, solid
where mapped in drift)
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Viewing Window
±15m
25
m
426500 E
426525 E
426550 E
426575 E
426600 E
426625 E
426650 E
426675 E

645SW (220 azimuth)

SW
NE
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
VU-040
VU-039
VU-043
VU-044
Cleopatra Vein
Fragmental Volcanic Rocks
Polylithic Conglomerate
426600E
426615E
Bulk Sample
6258015N
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval Press Release
6257925 N
6257950 N
6257975 N
6258000 N
6258025 N
6258050 N

645W (240 azimuth)

PRETIVM

SW
NE
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
VU-053
VU-048
VU-056
VU-058
Cleopatra Vein
Fragmental
Volcanic Rocks
Bulk Sample
426585E
426600E
426615E
6258015N
Polylithic
Conglomerate
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval
Press Release

645NW (300 azimuth)

PRETIVM

NW
SE
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
VU-033
Cleopatra Vein
Fragmental
Volcanic Rocks
VU-032
6258015N
VU-034
VU-037
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval
Press Release
Polylithic
Conglomerate
6258125 N
6258100 N
6258075 N
6258050 N
6258025 N
6258000 N
6257975 N
6257950 N

660W (280 azimuth)

1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
W-NW
E-SE
VU-038
Cleopatra Vein
660W
VU-036
Fragmental
Volcanic Rocks
VU-035
VOK
Access
6258015N
VU-041
VU-042
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval
Press Release
Polylithic
Conglomerate

426585 mN

PRETIVM

N
S
1410 L
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
1290 L
1280 L
1270 L
1260 L
1250 L
1240 L
1230 L
1220 L
VU-024
VU-022
VU-021
VU-019
VU-017
Bulk Sample
VU-014
426585E
VU-015
VU-016
VU-026
VU-027
VU-029
VU-031
Silicified Conglomerate
Fragmental Volcanic Rocks
Polylithic Conglomerate
Volcanic Sediment
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval Press Release
6258100 N
6258025 N
6258000 N
6257975 N
6257850 N
6257925 N
6257900 N
6257875 N
6257850 N

426600 mN

N
S
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
VU-006
VU-005
VU-004
VU-001
VU-002
VU-003
VU-007
SU-359
Fragmental Volcanic Rocks
Silicified Conglomerate
Polylithic Conglomerate
Volcanic Sediment
426600E access ramp
426600E
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval Press Release

426615 mN

PRETIVM

N
S
1440 L
1430 L
1420 L
1410 L
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
1290 L
1280 L
1270 L
VU-020
VU-018
VU-013
VU-012
VU-011
VU-008
VU-009
VU-010
VU-023
VU-025
VU-028
VU-030
426615E
Bulk Sample
Silicified Conglomerate
Fragmental Volcanic Rocks
Polylithic Conglomerate
Volcanic Sediment
Key (g/t Au)
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Interval Press Release
6258075 N
6258025 N
6258000 N
6257975 N
6257925 N
6257900 N
6257875 N